May 9, 2014

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Arrow Investments Trust, File Nos. 333-178164; 811-22638

Dear Sir/Madam:

On behalf of Arrow Investments Trust, a registered investment company (the "Trust"), we hereby submit, via electronic filing, Post-Effective Amendment No. 11 to the Trust's Registration Statement (the "Amendment").  The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933.   The purpose of this filing is to file the definitive prospectus and statement of additional information of the Arrow Risk Premia Fund and related exhibits.  We believe that the Amendment does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions, please contact JoAnn Strasser at (614) 469-3265 or Tanya Goins at (202) 973-2722.

Sincerely,

/s/ Thompson Hine LLP